      							OMB Number	3235-0362
								Expires:		September 30, 1998
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FORM 5
/  /	Check this box if no longer
	subject to Section 16.  Form 4 or
	Form 5 obligations may continue.
	See Instruction 1(b).
/X/	Form 3 Holdings Reported
/X/	Form 4 Holdings Reported

				U.S. SECURITIES AND EXCHANGE COMMISSION
						Washington, D. C. 20549
			ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
1.	Name and Address of Reporting Person*
	Gruber,   Jon      D.,  50 Osgood Place, San Francisco, CA 94133
	(Last) (First) (Middle), (Street), (City) (State) (Zip)
2.   Issuer Name and Ticker or Trading Symbol  _Monterey Pasta (PSTA)

3.	IRS or Social Security Number of Reporting Person (Voluntary) ______

4.	Statement for Month/Year _December 31, 1998

5.	If Amendment, Date of Original (Month/Year)	___________

6.	Relationship of reporting person to issuer
	(Check all applicable)

	____ Director			__X_ 10% Owner

	____ Officer (give		____ Other (specify
          title below)			  below)
			______________________

7.	Individual or Joint/Group Filing (Check Applicable line)

	__X__ Form filed by one Reporting Person

	____ Form filed by More than One Reporting Person
	SEC 2270 (9-96)

FORM 5 (continued)							Page _2_ of _6__ Pages

Table I -	Non-Derivative Securities Acquired, Disposed of,
		or Beneficially Owned

1.	Title of Security (Instr. 3) ___Common Stock____________________

2.	Transaction Date (Month/Day/Year)	8/13/98_

3.	Transaction Code (Instr. 8)  ___P3___

4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

	Amount 40,000		(A) or (D)  ___A___		Price ___1.20_____

5.	Amount of Securities Beneficially Owned at End of Issuer's Fiscal
Year
	(Inst. 3 and 4)	_166,200 (3)

6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)  _____D_______

7.	Nature of Indirect Beneficial Ownership (Inst. 4)

1.	Title of Security (Instr. 3) ___Common Stock____________________

2.	Transaction Date (Month/Day/Year)	_12/31/98___

3.	Transaction Code (Instr. 8)  ___P4___

4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

	Amount _9,900__		(A) or (D)  ___A___		Price __1.51___

5.	Amount of Securities Beneficially Owned at End of Issuer's Fiscal
Year
	(Inst. 3 and 4)	____166,200__

6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)  _____D_______

7.	Nature of Indirect Beneficial Ownership (Inst. 4)

FORM 5 (continued)					Page _3_ of _6_ Pages

1.	Title of Security (Instr. 3) ___Common Stock____________________

2.	Transaction Date (Month/Day/Year)	8/13/98_

3.	Transaction Code (Instr. 8)  ___P3__

4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

	Amount 236,100		(A) or (D)  ___A___		Price ___1.20_____

5.	Amount of Securities Beneficially Owned at End of Issuer's Fiscal
Year
	(Inst. 3 and 4)	_1,078,800__(3)

6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)  _____I_______

7.	Nature of Indirect Beneficial Ownership (Inst. 4)  (1)(2)

1.	Title of Security (Instr. 3) ___Common Stock____________________

2.	Transaction Date (Month/Day/Year)	__10/22/98___

3.	Transaction Code (Instr. 8)  ___P4___

4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

	Amount _28,000_		(A) or (D)  ___A___		Price _1.47___

5.	Amount of Securities Beneficially Owned at End of Issuer's Fiscal
Year
	(Inst. 3 and 4)	___1,078,800______

6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)  _____I_______

7.	Nature of Indirect Beneficial Ownership (Inst. 4)  (1)(2)

FORM 5 (continued)					Page _4_ of _6_ Pages

1.	Title of Security (Instr. 3) ___Common Stock____________________

2.	Transaction Date (Month/Day/Year)	_12/31/98___

3.	Transaction Code (Instr. 8)  ___S4___

4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

	Amount _29,900__		(A) or (D)  ___D___		Price __1.50___

5.	Amount of Securities Beneficially Owned at End of Issuer's Fiscal
Year
	(Inst. 3 and 4)	____1,078,800____

6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)  _____I_______

7.	Nature of Indirect Beneficial Ownership (Inst. 4)  (1)(2)


* If the form is filed by more than one reporting person,
  see Instruction 4(b)(v).					SEC 1474 (7-96)

FORM 5 (continued)					Page _5_ of _6_ Pages

Table II -	Derivative Securities Acquired, Disposed of,
			or Beneficially Owned
			(e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3) _____________________________

2.	Conversion or Exercise Price of Derivative Security  _______________

3.	Transaction Date (Month/Day/Year)  ______________

4.	Transaction Code (Instr. 8)  __________________

5.	Number of Derivative Securities Acquired (A)	or Disposed of (D)
	(Instr. 3, 4, and 5)  (A)  _____________    (D)  ______________

6.	Date Exercisable and Expiration Date (Month/Day/Year)

	Date Exercisable				Expiration Date
	____________________			________________________

7.	Title and Amount of Securities Underlying Derivative Security
	(Instr. 3 and 4)

	Title ______________________	Amount or Number of Shares ________

8.	Price of Derivative Security (Instr. 5)	_______________

9.	Number of Derivative Securities Beneficially Owned at End of Year
	(Instr. 4)     _______________

10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I)
	(Instr. 4)  __________________

11.	Nature of Indirect Beneficial Ownership (Inst. 4)
	_____________________________________________________________________
__________________________________________________________________________

FORM 5 (continued)					Page _6_ of _6_ Pages

Explanation of Responses:

(1)	As manager of Gruber & McBaine Capital Management, LLC, a limited liability company that is a general partner of investment partnerships and investment adviser to client accounts. The securities with respect to which indirect beneficial ownership is reported are owned directly by the partnerships and client accounts.

(2)	The reporting person disclaims beneficial ownership of the securities with respect to which indirect beneficial ownership is reported, except to the extent of the reporting person's pro rata pecuniary interest therein.

(3)	The reporting person indirectly owned 1,080,700 shares and directly owned 156,300 shares of common stock on August 13, 1998, the date the reporting person became the beneficial owner of more than 10% of the outstanding common stock.


				/s/ Jon D. Gruber				2/10/01
				**Signature of Reporting Person	Date


**	Intentional misstatements or omissions of facts constitute
	Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C.
78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
	 If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection
of information contained in this form are not required to respond
unless the form displays a currently valid OMB Number.   SEC 2270 (9-96)


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